STADION INVESTMENT TRUST

FILED VIA EDGAR

August 31, 2011

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Stadion Investment Trust File Nos. 333-103714; 811-21317

Ladies and Gentlemen:

On behalf of Stadion Investment Trust (“Registrant”), attached for filing pursuant to Rule 485(a) under the Securities Act of 1933 and the Investment Company Act of 1940 is Post-Effective Amendment No. 23 (the “Amendment”) to Registrant’s registration statement on Form N-1A.  The Amendment is being filed for the purpose of disclosing that a 1.00% contingent deferred sales charge may be assessed on redemptions of certain shares purchased on or before October 1, 2011 made within 18 months of purchase and to incorporate audited financial statements of the Trust for the fiscal year ended May 31, 2011 and update other financial information and disclosures.

Registrant and Ultimus Fund Distributors, LLC, the Trust's principal underwriter, respectfully request that the effective date of the Amendment be accelerated to October 1, 2011.  Registrant and Ultimus Fund Distributors, LLC are aware of their obligations under the Securities Act of 1933.

            Please direct any questions or comments regarding this filing to Tina Bloom at 513/587-3418.

 Very truly yours,

STADION INVESTMENT TRUST	ULTIMUS FUND DISTRIBUTORS, LLC

By: /s/ Judson P. Doherty	By: /s/ Robert G. Dorsey
Judson P. Doherty, President	Robert G. Dorsey, President